Exhibit 1.3

Letter to Our Shareholders

Dear Shareholders,

The year 2004 was marked by great achievements in our operations and business. We are now in a better financial position than we were a year ago and are very pleased with our progress given the difficult operating environment facing the semiconductor industry in the latter half of 2004. In 2004, we successfully completed two financings, raising a total of approximately US$115 million. We also closed an important acquisition of the testing and assembly assets from First International Computer Testing and Assembly Technology, Inc., a significant portion of which we have installed to support the anticipated increases in customer demand in 2005.

2004: A Year of Progress

From an operations standpoint, we are pleased with our fiscal 2004 financial results. Our strong gross margin of 28% for the year was primarily due to higher sales volume and our ability to benefit from economies of scale as we expanded our production. Our results for the year were partially offset by the effect of consolidating the financial results of CHANTEK ELECTRONIC CO., LTD. (“Chantek”), a subsidiary of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”). We also continued to make excellent progress at our facility in mainland China. In the first quarter of 2005, we received written approval from the Shanghai government for an extension of our remaining investment obligation of US$157.5 million for this facility to the end of 2007. This is a positive development for us because it will allow us to more closely match our investments with anticipated increases in customer orders.

We recorded total net revenue of US$473.7 million and net income of US$52.8 million in 2004.

2005: Outlook

We remain cautiously optimistic for fiscal year 2005 based on our business fundamentals, current market conditions, improved inventory levels and anticipated customer programs. We currently expect that our low cost production model and focused DRAM and liquid crystal display (“LCD”) driver businesses will continue to allow us to maintain growth and profitability above the industry average.

To meet increased demand for our services in mainland China, especially for the LCD driver semiconductor, we expect our new Shanghai facility to be completed and begin operations in the fourth quarter of 2005. This facility demonstrates our intention to be prepared for future growth in this important emerging market.

On behalf of the Board of Directors, we would like to extend our sincere appreciation to our shareholders, employees, customers and business associates for their continued support over the year.

Sincerely

Shih-Jye Cheng
Chairman

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